November 19, 2019

Mr. Robert Telewicz,

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Hilton Grand Vacations Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 28, 2019

File No. 001-37794

Dear Mr. Telewicz:

On behalf of Hilton Grand Vacations Inc. (the “Company”), set forth below is the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated November 15, 2019 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2018, filed by the Company on February 28, 2019.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment. Please note that all references to page numbers in this response refer to the page numbers of the Company’s Form 10-K for the Fiscal Year Ended December 31, 2018.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management’s Discussion and Analysis

Real Estate Sales and Financing Segment, page 55

1.

We note your response to comment one of our letter dated September 25, 2019. We understand that contract sales is meant to provide an operational metric of total VOI product sales during the period. Please provide us with a further explanation of why you believe this metric is meaningful to investors and how it is used by management. In your response, please address the following:

•	Explain to us why you believe it is important to present contract sales related to your VOI sales business and your fee for sales business on a combined basis.
•	Clarify for us whether you believe customers are able to distinguish between VOIs sold by you directly versus those sold on a fee for sale basis.
•	Tell us what consideration you've given to expanding your disclosure to include further discussion on how this metric is used by management and why it is useful to investors.

FirstName Mathewes

As mentioned in the response to comment one of your letter dated September 25, 2019, contract sales is an operational metric that represents the total volume of VOI products sold by the Company, comprised of both sales of VOI products developed by the Company and sales of VOI products developed by its fee-for-service partners. While the Company does not record the purchase price of sales of VOI products developed by fee-for-service partners as revenue in its consolidated financial statements, rather recording the commission earned as revenue in accordance with U.S. GAAP, the Company believes contract sales to be an important operational metric, reflective of the overall volume and pace of sales in its business and provides a meaningful comparability of its results to its competitors which may source their VOI products differently.

In order for the contract sales operating metric to present a clear and accurate measurement of the performance of the Company’s sales and marketing effectiveness that facilitates comparability to the industry, the metric should 1) be presented consistently with how the sales organization is structured, managed, measured and compensated and 2) be consistent with how competitors in the industry present contract sales.

Sales organization and operations

•

The Company’s sales centers are located at resorts developed by the Company as well as the resorts developed by its fee-for-service partners.  They are consistently branded Hilton Grand Vacations and the look and feel is consistent across the portfolio.  Additionally, the terms of the arrangement with the purchaser as well as the related sales, underwriting and closing processes are consistent regardless of where the purchaser is acquiring the VOI.  Specifically, a purchaser follows the same underwriting processes and joins the same Club, regardless of whether they acquired a developed or fee-for-service VOI.  Therefore, it would be rare for a purchaser to be able to distinguish whether they were purchasing a developed or fee-for-service VOI. This outward appearance is equally reflective of the structure of the Company’s sales operations.

•

The Company’s sales operations are structured in a manner that is completely agnostic to the underlying capital structure utilized to develop or otherwise source VOI inventory for sale under the HGV brand.  For example, sales associates at a sales center that is located on a fee-for-service property regularly market and sell VOIs at developed resorts, and vice-versa.

•

The sales organization is also managed and measured in that same agnostic manner. The sales teams are compensated primarily through incentive compensation arrangements.  Management measures the performance of its sales operations and the achievement of these incentive compensation targets based largely upon combined contract sales.  While sales information is tracked at the resort level for accounting purposes, incentive compensation target achievement is not dependent upon whether the sale was a developed or fee-for-service sale.

Industry comparability

•

It is common for timeshare companies to have variability in the underlying structures to develop their resorts or otherwise source VOI inventory for sale, including fee-for-service and other capital efficient structures.  Presentation of contract sales on a combined basis ensures comparability to the Company’s competitors who also present contract sales on a combined basis, regardless of the underlying structure or source of the VOI.

Splitting the contract sales metric between developed and fee-for-service contract sales would provide a distorted view of the performance of the pace sales and the effectiveness of the overall sales organization and would be inconsistent with how it is structured, managed and measured internally and within the industry.

The Company has reviewed its disclosures regarding how this metric is used by management and how it is useful to investors in response to your comment, and it will expand its disclosure to include further information on the structure and management of the sales organization and how contract sales is used to manage the performance of the sales organization.  While presentation of contract sales on a combined basis is most appropriate for the purpose of the operating metric, additional information regarding the split of contract sales is useful for investors who are interested in the underlying capital structures of the Company’s projects.  The Company also includes additional information pertaining to the contract sales split among developed, just-in-time, and fee-for-service sales under Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations in our periodic filings, as well as the presentation of the development of its contract sales operating metric.

The Company appreciates the Staff’s comments and understands that the purpose of the Staff’s review process is to assist with the compliance with applicable disclosure requirements and to enhance the overall disclosures in our filings with the Commission. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to call me at (407) 613-8348 should you have any questions or require additional information.

Sincerely,

/s/ Daniel. J Mathewes
Daniel J. Mathewes
Executive Vice President and
Chief Financial Officer